UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

TUANCHE LIMITED

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

89856T104**

(CUSIP Number)

TuanChe Limited,

9F, Ruihai Building, No. 21 Yangfangdian Road, Haidian District, Beijing 100038, People’s Republic of China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 89856T104 has been assigned to the American Depositary Shares (“ADSs”) of the Company, which are quoted on the Nasdaq Capital Market under the symbol “TC.” Each ADS represents 4 Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89856T104	13G	Page 2 of 14

1.	NAMES OF REPORTING PERSONS Highland Capital Partners 9 Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 20,201,289 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 20,201,289 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,201,289 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Represents ownership of Class A Ordinary Shares through American Depository Shares (“ADS”).
(2)	The percentage is based upon 259,836,223 Class A Ordinary Shares of the Issuer outstanding as reported by the Issuer in its final prospectus dated November 19, 2018.

CUSIP No. 89856T104	13G	Page 3 of 14

1.	NAMES OF REPORTING PERSONS Highland Capital Partners 9-B Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 8,701,504 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 8,701,504 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,701,504 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Represents ownership of Class A Ordinary Shares through ADSs.
(2)	The percentage is based upon 259,836,223 Class A Ordinary Shares of the Issuer outstanding as reported by the Issuer in its final prospectus dated November 19, 2018.

CUSIP No. 89856T104	13G	Page 4 of 14

1.	NAMES OF REPORTING PERSONS Highland Entrepreneurs’ Fund 9 Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,763,300 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,763,300 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,763,300 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Represents ownership of Class A Ordinary Shares through ADSs.
(2)	The percentage is based upon 259,836,223 Class A Ordinary Shares of the Issuer outstanding as reported by the Issuer in its final prospectus dated November 19, 2018.

CUSIP No. 89856T104	13G	Page 5 of 14

1.	NAMES OF REPORTING PERSONS Highland Management Partners 9 Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 30,666,093 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 30,666,093 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,666,093 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.8% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Represents ownership of Class A Ordinary Shares through ADSs.
(2)	The percentage is based upon 259,836,223 Class A Ordinary Shares of the Issuer outstanding as reported by the Issuer in its final prospectus dated November 19, 2018.

CUSIP No. 89856T104	13G	Page 6 of 14

1.	NAMES OF REPORTING PERSONS Highland Management Partners 9, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 30,666,093 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 30,666,093 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,666,093 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.8% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Represents ownership of Class A Ordinary Shares through ADSs.
(2)	The percentage is based upon 259,836,223 Class A Ordinary Shares of the Issuer outstanding as reported by the Issuer in its final prospectus dated November 19, 2018.

CUSIP No. 89856T104	13G	Page 7 of 14

Item 1.

(a)	Name of Issuer

TuanChe Limited

(b)	Address of Issuer’s Principal Executive Offices

9F, Ruihai Building, No. 21 Yangfangdian Road
Heidian District
Beijing 100038
People’s Republic of China

Item 2.

(a)	Name of Person Filing

This Statement on Schedule 13G is being filed on behalf of:

(i)	Highland Capital Partners 9 Limited Partnership, a Delaware limited partnership (“HCP 9”);

(ii)	Highland Capital Partners 9-B Limited Partnership, a Delaware limited partnership (“HCP 9-B”);

(iii)	Highland Entrepreneurs’ Fund 9 Limited Partnership, a Delaware limited partnership (“HEF 9” and together with HCP 9 and HCP 9-B, the “Highland Funds”);

(iv)	Highland Management Partners 9 Limited Partnership, a Delaware limited partnership (“HMP 9”), the general manager of each of the Highland Funds; and

(v)	Highland Management Partners 9 LLC, a Delaware limited liability company (“Highland Management”) the general partner of HMP 9.

(b)	Address of Principal Business Office

c/o Highland Capital Partners

One Broadway, 16th Floor

Cambridge, Massachusetts 02142

(c)	Citizenship

HCP 9	Delaware
HCP 9-B	Delaware
HEF 9	Delaware
HMP 9	Delaware
Highland Management	Delaware

(d)	Title of Class of Securities

Class A Ordinary Shares, par value $0.0001 per share

(d)	CUSIP Number 89856T104

There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 89856T104 has been assigned to the American Depositary Shares (“ADSs”) of the Company, which are quoted on the Nasdaq Capital Market under the symbol “TC.” Each ADS represents 4 Class A Ordinary Shares.

Item 3.

Not Applicable

CUSIP No. 89856T104	13G	Page 8 of 14

Item 4.	Ownership.

(a) and (b)	Amount beneficially owned:

(i)	HCP 9 directly owns 20,201,289 Class A Ordinary Shares (the “HCP 9 Shares”), which represents approximately 7.8% of the outstanding Class A Ordinary Shares.

(ii)	HCP 9-B directly owns 8,701,504 Class A Ordinary Shares (the “HCP 9-B Shares”), which represents approximately 3.3% of the outstanding Class A Ordinary Shares.

(iii)

HEF 9 directly owns 1,763,300 Class A Ordinary Shares (the “HEF 9 Shares” and together with the HCP 9 Shares and the HCP 9-B Shares, the “HCP Shares”), which represents approximately 0.7% of the outstanding Class A Ordinary Shares.

(iv)	HMP 9 is the general partner of each of the Highland Funds and may be deemed to beneficially own the HCP Shares.

(v)	Highland Management is the general partner of HMP 9 and may be deemed to beneficially own the HCP Shares.

(c)	Number of shares as to which such person has:

	Number of Class A Ordinary Shares
Reporting Person	(i)	(ii)	(iii)	(iv)
HCP 9	0	20,201,289	0	20,201,289
HCP 9-B	0	8,701,504	0	8,701,504
HEF 9	0	1,763,300	0	1,763,300
HMP 9	0	30,666,093	0	30,666,093
Highland Management	0	30,666,093	0	30,666,093

(i)	Sole power to vote or direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

(iv)	Shared power to dispose or to direct the disposition of

The percentage of class is based upon 259,836,223 Class A Ordinary Shares of the Issuer outstanding as reported by the Issuer in its final prospectus dated November 19, 2018.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐ .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

CUSIP No. 89856T104	13G	Page 9 of 14

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

CUSIP No. 89856T104	13G	Page 10 of 14

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the agreement set forth as Exhibit 1.

Highland Capital Partners 9 Limited Partnership

By:	Highland Management Partners 9 Limited Partnership, its General Partner

By:	Highland Management Partners 9, LLC, its General Partner

By:	/s/ Jessica Healey
Authorized Manager

Highland Capital Partners 9-B Limited Partnership

By:	Highland Management Partners 9 Limited Partnership, its General Partner

By:	Highland Management Partners 9, LLC, its General Partner

By:	/s/ Jessica Healey
Authorized Manager

Highland Entrepreneurs’ Fund 9 Limited Partnership

By:	Highland Management Partners 9 Limited Partnership, its General Partner

By:	Highland Management Partners 9, LLC, its General Partner

By:	/s/ Jessica Healey
Authorized Manager

Highland Management Partners 9 Limited Partnership

By:	Highland Management Partners 9, LLC, its General Partner

By:	/s/ Jessica Healey
Authorized Manager

CUSIP No. 89856T104	13G	Page 11 of 14

Highland Management Partners 9, LLC

By:	/s/ Jessica Healey
Authorized Manager

CUSIP No. 89856T104	13G	Page 12 of 14

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.